SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                               (Amendment No. 13)


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)



                         Platinum Energy Resources, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    727659104
          ------------------------------------------------------------
                                 (CUSIP Number)

                               Jeffrey A. Legault
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10281
                                 (212) 504-6721

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 28, 2009
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
                               CUSIP No. 727659104
------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Syd Ghermezian

------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions) (a) [_]  (b) [X]

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        AF

------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

        [_]
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Canada

----------------------- ------- ------------------------------------------------
                        7       SOLE VOTING POWER
                                None
      NUMBER OF
                        ------- ------------------------------------------------
        SHARES          8       SHARED VOTING POWER
     BENEFICIALLY               10,712,240
       OWNED BY
                        ------- ------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 None
        PERSON
                        ------- ------------------------------------------------
         WITH           10      SHARED DISPOSITIVE POWER
                                10,712,240
----------------------- ------- ------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          10,712,240

--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions) [_]

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          36.2%

--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          IN

--------- ----------------------------------------------------------------------

--------------------------------------------------------------------------------
                               CUSIP No. 727659104
------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Pacific International Group Holdings LLC

------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions) (a) [_]  (b) [X]

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

        [_]
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Nevada

----------------------- ------- ------------------------------------------------
                        7       SOLE VOTING POWER
                                10,712,240
      NUMBER OF
                        ------- ------------------------------------------------
        SHARES          8       SHARED VOTING POWER
     BENEFICIALLY               None
       OWNED BY
                        ------- ------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 10,712,240
        PERSON
                        ------- ------------------------------------------------
         WITH           10      SHARED DISPOSITIVE POWER
                                None
----------------------- ------- ------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          10,712,240

--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions) [_]

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          36.2%

--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          OO

--------- ----------------------------------------------------------------------

--------------------------------------------------------------------------------
                               CUSIP No. 727659104
------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Regent Venture V LLC

------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions) (a) [_]  (b) [X]

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

        [_]
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Nevada

----------------------- ------- ------------------------------------------------
                        7       SOLE VOTING POWER
                                None

      NUMBER OF
                        ------- ------------------------------------------------
        SHARES          8       SHARED VOTING POWER
     BENEFICIALLY               None
       OWNED BY
                        ------- ------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 None
        PERSON
                        ------- ------------------------------------------------
         WITH           10      SHARED DISPOSITIVE POWER
                                None
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          None
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions) [_]

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0%

--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          OO

--------- ----------------------------------------------------------------------

--------------------------------------------------------------------------------
                               CUSIP No. 727659104
------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Braesridge Energy LLC

------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions) (a) [_]  (b) [X]

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

        [_]
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

----------------------- ------- ------------------------------------------------
                        7       SOLE VOTING POWER
                                None
      NUMBER OF
                        ------- ------------------------------------------------
        SHARES          8       SHARED VOTING POWER
     BENEFICIALLY               None
       OWNED BY
                        ------- ------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 None
        PERSON
                        ------- ------------------------------------------------
         WITH           10      SHARED DISPOSITIVE POWER
                                None
----------------------- ------- ------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          None

--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions) [_]

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0%

--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          OO

--------- ----------------------------------------------------------------------

            This Amendment No. 13 is filed by Pacific International Group Holdings LLC ("Pacific"), Regent Venture V LLC ("Regent"), Braesridge Energy LLC ("BEL") and Syd Ghermezian (collectively, the "Reporting Persons") and amends and supplements the statement on Schedule 13D (the "Statement") originally filed with the Securities and Exchange Commission on September 12, 2007 by BEL and Barry Kostiner, and amended by Amendment No. 1 on October 18, 2007; Amendment No. 2 on October 24, 2007; Amendment No. 3 on October 26, 2007; Amendment No. 4 on October 30, 2007; Amendment No. 5 on November 27, 2007; Amendment No. 6 on November 30, 2007; Amendment No. 7 on December 6, 2007; and Amendment No. 8 on December 12, 2007, each filed by BEL and Mr. Kostiner; Amendment No. 9 on February 15, 2008; and Amendment No. 10 on March 5, 2008, each filed by BEL and Mr. Ghermezian; and Amendment No. 11 on June 26, 2008 and Amendment No. 12 on November 24, 2008, each filed by BEL, Regent and Mr. Ghermezian, with respect to the common stock, par value $0.0001 per share (the "Common Stock"), of Platinum Energy Resources, Inc., a Delaware corporation (the "Issuer"). From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby.

            Except as specifically provided herein, this Amendment No. 13 does not modify any of the information previously reported in the Statement, and unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

            The Reporting Persons have entered into an Amended and Restated Joint Filing Agreement, dated June 1,2009 (the "Joint Filing Agreement"), a copy of which is filed herewith as Exhibit 99.1 to the Statement, and which is incorporated herein by reference thereto.

            Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.

            ITEM 1. SECURITY AND ISSUER

            Response unchanged.

            ITEM 2. IDENTITY AND BACKGROUND

            Pacific International Group Holdings LLC is a Nevada limited liability company with its principal offices located at 9440 West Sahara Avenue, Suite 240, Las Vegas, NV 89117. Pacific's principal business is making and holding investments. Pacific has not been (i) convicted in a criminal proceeding during the last five years, (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or (iii) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

            ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            On May 28, 2009, Pacific purchased 974,419 shares of Common Stock in a private secondary market sale exempt from registration at $0.50 per share for an aggregate purchase price of $487,209.50. The source of funds for the payment by Pacific for such Common Stock was Pacific's working capital.

            On June 1, 2009, BEL transferred to Pacific the 2,496,121 shares of Common Stock and Warrants to purchase an additional 5,544,300 shares of Common Stock that BEL previously may have been deemed to beneficially own. No actual funds were exchanged in this transfer between affiliates.

            On June 1, 2009, Regent transferred to Pacific the 1,697,400 shares of Common Stock that Regent previously may have been deemed to beneficially own. No actual funds were exchanged in this transfer between affiliates.

            ITEM 4.  PURPOSE OF TRANSACTION

            Response unchanged.

            ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

            Pacific may be deemed to be the direct beneficial owner with sole voting and dispositive power of 10,712,240 shares of Common Stock, representing 36.2% of the outstanding Common Stock as of November 12, 2008.

            After transferring all of its Common Stock and Warrants to Pacific as described in Item 3 above, BEL may be deemed to have no beneficial ownership of any shares of Common Stock or Warrants, as of June 1, 2009.

            After transferring all of its Common Stock to Pacific as described in Item 3 above, Regent may be deemed to have no beneficial ownership of any shares of Common Stock or Warrants, as of June 1, 2009.

            The ultimate economic interest in Pacific is held by certain members of the Ghermezian family through their direct or indirect ownership of various entities that own Pacific. Mr. Ghermezian is the Manager of Pacific. As such, Mr. Ghermezian may be deemed to be the indirect beneficial owner with shared voting and dispositive power of the shares of Common Stock and Warrants that Pacific may be deemed to directly beneficially own. Therefore, Mr. Ghermezian may be deemed to be the indirect beneficial owner with shared voting and dispositive power of 5,167,940 shares of Common Stock and Warrants to purchase an additional 5,544,300 shares of Common Stock, representing in the aggregate 36.2% of the outstanding Common Stock as of November 12, 2008.

            The calculation of the foregoing percentages is made on the basis of there being 24,068,675 shares of Common Stock outstanding as of November 12, 2008, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. Where a Reporting Person may be deemed to be the beneficial owner of Warrants to purchase additional shares of Common Stock, the number of such shares are deemed to be outstanding for the purpose of computing the percentage of Common Stock held by such Reporting Person, as required by Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended.

            The following purchase of Common Stock of the Issuer was effected on May 28, 2009 by Pacific through a private secondary market sale exempt from registration:

    # Shares Purchased                 Date                      Price
    ------------------                 ----                      -----
          974,419                    5/29/09                     $0.50


            The following transfer of Common Stock and Warrants to purchase additional shares of Common Stock by BEL to Pacific was effected on June 1, 2009:

   # Shares Transferred                Date                      Price
   --------------------                ----                      -----
         2,496,121                    6/1/09                      None


  Warrants to Purchase # of
  -------------------------
     Additional Shares
     -----------------
         5,544,300                    6/1/09                      None


            The following transfer of Common Stock by Regent to Pacific was effected on June 1, 2009:

   # Shares Transferred                Date                      Price
   --------------------                ----                      -----
         1,697,400                    6/1/09                      None


            ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons entered into the Joint Filing Agreement. A copy of the Joint Filing Agreement is filed herewith as Exhibit 99.1 and is incorporated by reference thereto.

            ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

            Exhibit 99.1: Amended and Restated Joint Filing Agreement, dated as of June 1, 2009, among Pacific International Group Holdings LLC, Regent
Venture V LLC, Braesridge Energy LLC and Syd Ghermezian.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2009


                                                 /s/ Syd Ghermezian
                                             -----------------------------------
                                                 Syd Ghermezian


                                             PACIFIC INTERNATIONAL GROUP
                                               HOLDINGS LLC



                                             By: /s/ Syd Ghermezian
                                                 -------------------------------
                                                 Name: Syd Ghermezian
                                                 Title: Manager


                                             REGENT VENTURE V LLC



                                             By: /s/ Syd Ghermezian
                                                 -------------------------------
                                                 Name: Syd Ghermezian
                                                 Title: Manager


                                             BRAESRIDGE ENERGY LLC



                                             By: /s/ Syd Ghermezian
                                                 -------------------------------
                                                 Name: Syd Ghermezian
                                                 Title: Manager



[Signature Page - Amendment No. 13 to Schedule 13D]